  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	October 25, 2018

Eldorado Gold Provides an Update on 2018 Exploration Programs

VANCOUVER, BC - Eldorado Gold Corporation ("Eldorado" or the "Company") is pleased to provide an update on its exploration activities completed to date in 2018.

2018 Exploration Highlights

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Over 90,300 metres (m) drilled to date in 2018 at 11 exploration projects.
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The discovery of a new wide zone of high-grade extension vein networks in the lower Triangle gold deposit at Lamaque, Quebec within a mineralized interval of 193.90m grading 3.7 grams per tonne gold.
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Completion of the initial resource definition drilling program at the Bolcana gold-copper porphyry project in Romania.
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Identification of along-strike and down-dip extensions of the Mavres Petres polymetallic massive sulfide orebody at Stratoni, Greece.

Lamaque Project, Quebec

Five drill rigs were active through the year testing extensions to the Parallel Deposit, the lower part of the Triangle Deposit and other targets within the project area.

At the Triangle Deposit, drillhole TM-15-20 intersected a new zone of stockwork to sheeted extensional vein networks in the footwall to C10, including closely-spaced intervals of 29.40m @ 5.4 g/t Au, 64.20m @ 4.5 g/t Au, and 19.40m @ 7.5 g/t Au. Although this style of mineralization has been identified previously at the Triangle Deposit, and was mined historically at the nearby Lamaque Mine, these intervals are significantly wider than most previous intersections.

The entire interval including the C10 shear vein and the footwall vein network zones totals 193.90m @ 3.7 g/t Au. The network zones are localized within the lower part of the Triangle plug, which at this level forms an east-west striking subvertical dyke (Figure 1). Together with the existing inferred resource base in the lower C4, C5, and C7 zones, this new discovery highlights the outstanding potential of the Triangle deposit below those areas included in the 2018 Pre-Feasibility Study.

New drilling results also include multiple high-grade intersections associated with the C9, C9B, and C10 shear zones. C10 is now defined over a strike length of approximately 400m and a vertical extent of up to 200 metres (Figure 2a). Highest grade and thickest intersections have been from the easternmost drillholes, and the zone remains open to both the west and east. In addition, the newly-recognized zone C9B, lying midway between C9 and C10, contains similar grades and thicknesses to C10, and is also open to the east (Figure 2b).

Figure 1: North-south cross section through the lower part of the Triangle Deposit, showing the position of the new vein network zone relative to the C9 – C10 shear zones and the lower Triangle diorite plug. Red crosslines along drillhole trace represent density of quartz-tourmaline-carbonate veins.

Figure 2a (left), Figure 2b (right): Vertical east-west longitudinal sections of the C9b and C10 shear zone, showing drillhole piercing points and preliminary grade x true thickness contours. Best grade and thickness occur within or adjacent to areas where the host shear zone cuts the Triangle plug, which at this level branches into two subparallel dykes. Both zones are open along strike, and best intercepts are from the easternmost drillholes.

Selected Q3 Drilling Results from the Lower Triangle Deposit, Lamaque

Hole ID	From (m)	To (m)	Width (m)	Estimated true width (m)	Zone / style	Au (g/t)	Au (g/t, capped at 40 g/t)
TM-15-006W02	1618.5	1622.3	3.8	2.44	C9B shear	11.60	8.20
and	1627	1663.3	36.3		vein network	5.18	-
and	1707.4	1716.3	8.9	6.03	C10 shear	3.02	-
and	1760.1	1766.2	6.1	4.93	unassigned shear vein	6.00	-
TM-18-321AW02	1720.1	1724.4	4.3	3.62	C9B shear	9.05	-
and	1732.4	1737.2	4.8	4.05	C9B shear	9.38	-
and	1742	1744.4	2.4	1.66	unassigned shear vein	13.23	-
and	1746.4	1749.6	3.2		vein network	9.74	-
and	1783	1790.3	7.3		vein network	6.13	-
and	1939.9	1956.1	16.2		vein network	2.27	-
TM-15-020	1500.3	1516.7	16.4		vein network	3.37	2.58
and	1527.7	1531.4	3.7	2.27	C9 shear	8.45	-
and	1536.2	1556.0	19.8		vein network	3.05	-
and	1602.4	1609.3	6.9	3.8	C9B shear	18.95	8.60
and	1620.8	1631.3	10.5		vein network	3.53	2.65
and	1646.5	1670.3	23.8		vein network	3.02	2.88
and	1701.0	1894.9	193.9		shear and network	3.70	3.04
incl.	1701	1706.9	5.9	3.55	C10 shear	9.46	-
and including	1721.8	1726.3	4.5	2.71	C10 shear	6.72	-
and including	1726.8	1756.2	29.4		vein network	5.37	4.98
and including	1806.3	1870.5	64.2		vein network	4.54	3.95
and including	1875.5	1894.9	19.40		vein network	7.48	3.58
TM-15-006W02	1707.4	1716.3	8.9		C10 shear	3.02	-
TM-18-321AW03	1891.5	1898.5	7.0	5.04	shear and network	26.60	17.65
including	1891.5	1896.03	4.53	3.26	C10 shear	40.35	26.51
and	1900.0	1903.0	3.0		vein network	5.03	-
(-) Indicates no values exceeded the top cut.

Bolcana, Romania

The 2018 Bolcana gold-copper porphyry drilling program was completed in early September, for a total of over 25,000m during the year and 56,000m since the project was acquired in late 2016. The Bolcana deposit is now drilled off at an approximately 100m spacing to a depth of over 1000m. The drilling has defined three shallow mineralized centers (North, Central and South) over a strike extent of > 1km, which coalesce at depth into a north-plunging mineralized core (Figures 3, 4a and 4b). Highest grades coincide with a late-stage gold-rich dykes that are superimposed on an earlier copper-gold porphyry that intrudes broadly coeval breccias and andesitic country rocks.

Highlights of the 2018 drilling program include:

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In the Central Zone, extension of the previously identified shallow high grade core including 222m @ 1.34 g/t Au and 0.38 % Cu in TRSD028 and 224m @ 0.74 g/t Au and 0.24 % Cu in TRSD048, as well as confirmation of the continuity of the mineralization to the deep central core in TRSD034 with 595m @ 0.77 g/t Au and 0.16% Cu.
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In the South Zone, an increase in the extent of the high grade mineralization where TRSD-029 intersected 202m @ 1.62 g/t Au and 0.49% Cu and TRSD-050 intersected 232m @ 1.03 g/t Au and 0.24 % Cu.
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In the North Zone, identification of a new high grade mineralized zone, including 88m @ 1.24 g/t Au and 0.49 % Cu in TRSD047.

Lithology, alteration and mineralization models are now being updated with the new drilling results in preparation of a preliminary resource estimate for the deposit.

Figure 3: Geological map of the Bolcana Project area showing outline of the Au-Cu porphyry system and traces of drillholes completed in 2017 and 2018 programs.

Figure 4a (left), Figure 4b (right): Cross section (4a), and longitudinal section (4b) through the Bolcana porphyry system, showing principal alteration domains and outlines of 0.5 g/t (red) and 1.0 g/t (purple) gold-equivalent grade shells calculated using prices of $1,250 USD/oz Au and $3 USD/lb Cu.  “Mace” alteration zones are characterized by alteration mineral suite magnetite+albite+chlorite+epidote.

Selected 2018 Drilling Results from Bolcana, Romania

Hole ID	From (m)	To (m)	Width (m)	Au ppm	Cu (%)
TRSD024	368	588	220	0.63	0.19
including	406	570	164	0.76	0.21
TRSD026	292	772	480	0.44	0.16
including	362	716	354	0.51	0.18
TRSD027	0	82	82	1.09	0.08
TRSD028	374	1072	698	0.54	0.20
including	380	602	222	1.34	0.38
TRSD029	282.2	658	375.8	1.00	0.37
including	394	596	202	1.62	0.49
TRSD032	98	726	628	0.42	0.16
including	320	512	192	0.54	0.17
TRSD034	464	1059	595	0.77	0.16
TRSD035	260	722	462	0.42	0.21
TRSD036	58	390	332	0.40	0.16
and	462	646	184	0.40	0.18
TRSD037	336	1029	693	0.43	0.20
including	388	720	332	0.61	0.24
TRSD038	160	310	150	0.49	0.05
TRSD040	182	554	372	0.40	0.18
TRSD041	576	780	204	0.40	0.24
TRSD043	262	543	281	0.51	0.13
TRSD044	94	554	460	0.42	0.18
including	94	142	48	0.86	0.04
TRSD047	128	438	310	0.57	0.28
including	316	404	88	1.24	0.49
TRSD048	64	288	224	0.74	0.24
TRSD049	174	860	686	0.46	0.22
TRSD050	252	717	465	0.73	0.23
including	378	610	232	1.03	0.24
TRSD051	292	723	431	0.45	0.21

Stratoni, Greece

At the Stratoni Mine, three drill rigs have been active through the year targeting along-strike and down-dip extensions to the Mavres Petres orebody. Of the 23 drillholes that reached target depth, nine intersected significant thicknesses of massive sulfide. Best results have been from two areas: 1) adjacent to the main orebody, immediately downdip from parts of the orebody that are currently in production, and 2) in a newly-recognized mineralized zone approximately 100m west of the lower western extent of the orebody. The latter was defined by drillholes MP0847 with 24.2m grading 15.5% Zn equivalent, and MP0863 with 23.4m grading 11.0% Zn equivalent. Both this new zone and the main Mavres Petres orebody remain open in multiple directions.

Selected 2018 Drilling Results from Stratoni, Greece

Hole_ID	From (m)	To (m)	Interval (m)	True thickness (m)	Ag ppm	Pb %	Zn %	Zn eq %
MP0825	159.20	163.70	4.50	4.00	285	11.8	8.0	24.2
MP0826	142.50	144.70	2.20	2.00	144	6.3	8.7	17.3
MP0827	137.00	153.40	16.40	15.00	224	9.6	10.8	23.9
MP0829	132.60	173.00	40.40	38.00	155	6.0	7.9	16.3
MP0835A	169.1	170.7	1.6	1.6	78	4.54	6.16	12.0
MP0847	229.6	253.8	24.2	14.0	137	5.9	7.4	15.5
and	310.15	312.5	2.35	1.5	415	19.3	8.6	34.6
MP0863	253.1	276.5	23.4	14.3	99	3.9	5.6	11.0
MP0858	141.8	151.2	9.4	7.6	160	7.7	19.0	29.3
MP0862	117.7	122.8	5.1	5.1	108	3.9	23.5	29.0
and	134.7	141	6.3	6.3	48	1.8	7.2	9.7
MP0832, MP0833, MP0834, MP0837, MP0838, MP0839, MP0844, MP0846, MP0849, MP0855, MP0861, MP0864, MP0865, MP0867				No significant intercepts
Notes: Zn equivalent formula calculated as Zn% + Pb%*1.1 + Ag ppm/87.7.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia, Canada and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Qualified Persons
Dr. Peter Lewis P.Geo., Eldorado’s Vice President, Exploration, is the qualified person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") responsible for, and has approved the scientific and technical disclosure of the exploration results contained in this press release. Eldorado operates its exploration programs according to industry best practices and employs rigorous quality assurance and quality control procedures. All results presented are based on half-core samples of diamond drill core analyzed at accredited laboratories. Drillcore from the Lamaque project was prepared and analyzed at Bourlamaque Laboratories in Val d’Or, Quebec. All Au assays are based on fire assay analysis of a 30 gm charge followed by an atomic adsorption finish. Samples with Au grades above 5.0 g/t at the Lamaque project and 10.0 g/t at other projects were re-assayed and completed with a gravimetric finish. Cu grades at Bolcana were determined four-acid digestion with ICP-MS finish and grades over 0.4% Cu were reassayed with four-acid digestion and an ICP-AES finish. Zn and Pb grades at Mavres Petres were determined from an aqua regia digestion with an ICP-AES finish. Certified standard reference materials, field duplicate and blank samples were inserted regularly and were closely monitored to ensure the quality of the data.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production and recoveries of gold, projected all-in sustaining costs and cash operating costs, planned capital and exploration expenditures; and the outstanding potential for the Triangle deposit at Lamaque; our expectation as to our future financial and operating performance, including future cash flow, estimated all-in sustaining costs and cash operating costs, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules and proposed share consolidation.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; revised guidance; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; risks related to the impact of the acquisition and integration of Integra on the Company’s operations; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" under NI 43-101.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

Contacts

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louiseb@eldoradogold.com